November 7, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Jupiter Wellness, Inc.
Form S-3 (as amended)
File No. 333-267644

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jupiter Wellness, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:30 a.m. Eastern Time on November 9, 2022, or as soon as practicable thereafter.

Very truly yours,

Jupiter Wellness, Inc.

By:	/s/ Brian S. John
Brian S. John
Chief Executive Officer